

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Laurence Penn, Chief Executive Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, CT 06870

> **Re:** **Ellington Financial LLC**
> **Amendment No. 9 to Registration Statement on**
> **Form S-11**
> **Filed August 23, 2010**
> **File No. 333-160562**

Dear Mr. Penn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 61

1. Please revise your disclosure to discuss the reason behind the changes in your holdings. For instance, we note that for this six month period, it appears that you have a net short position in your agency investments, including your TBAs, which appears different from your prior periods.

Business, page 92

Our Targeted Asset Classes, page 94

TBAs, page 97

2. We note your response to prior comment 3 of our letter dated June 10, 2010 and continue to consider your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Any questions regarding the accounting comments may be directed to Yolanda Crittendon (202) 551-3472 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Via Facsimile
        Daniel M. LeBey, Esq.
        Christopher C. Green, Esq.
        (804) 788-8218